UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41576

ECARX Holdings Inc.
(Translation of registrant’s name into English)

Second Floor North
International House
1 St. Katharine’s Way
London E1W 1UN
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously announced by ECARX Holdings Inc. (the “Company”), on November 3, 2025, the Company entered into a convertible note purchase agreement (the “2025 Note Purchase Agreement”) with an existing holder (the “Initial Investor”) of the convertible notes issued by Company in October 2022 (the “2022 Notes”). The 2025 Note Purchase Agreement contemplates the issuance and sale by the Company of up to US$100 million of convertible notes (the “2025 Notes”) on terms similar to the 2022 Notes, of which, the Initial Investor agreed to purchase in the amount of US$35 million (the “Initial Note”) and additional investors were expected to be sought in respect of the remaining US$65 million (the “Additional Notes”).
Closing of the Initial Note occurred on November 14, 2025. Subsequently, another existing holder of the 2022 Notes acceded to the 2025 Note Purchase Agreement and agreed to purchase an Additional Note in the amount of US$25 million (the “First Additional Note”). Closing of the First Additional Note occurred on November 26, 2025. Closing of Additional Notes for the remaining US$40 million in principal will depend on the identification of additional investors and therefore subject to uncertainties.

This current report on Form 6-K is incorporated by reference into the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3 (File No. 333-271861) and registration statement on Form F-3 (File No. 333-288811) and shall be a part of such registration statements from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECARX Holdings Inc.

By		/s/ Jing (Phil) Zhou
Name	:	Jing (Phil) Zhou
Title	:	Chief Financial Officer

Date: November 28, 2025